UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the Dow Jones Sustainability Index

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Rio de Janeiro, December 12, 2022 – Petróleo Brasileiro S.A. – Petrobras informs that it has again as a constituent of the Dow Jones Sustainability Index World (DJSI World) of S&P Global’s Corporate Sustainability Assessment.

Petrobras obtained the maximum score in the Environmental Report, Water-related Risks and Social Report criteria. The company also stood out in terms of Operating Eco-efficiency, Labor Practices and Human Rights.

The DJSI World is one of the most important sustainability indexes in the world, which evaluates the best social, environmental and economic management practices. The qualification for the DJSI World for the second consecutive year is a recognition of Petrobras' efforts and initiatives in the environmental, social and governance aspects.

According to the 2023-27 Strategic Plan, Petrobras has six commitments related to the trajectory of reducing the carbon footprint, which will contribute to achieving the ambition to neutralize emissions (scopes 1 and 2) in the activities under the company's control and influence partners to achieve the same ambition in non-operated assets, by 2050*.

In addition to accelerating the decarbonization of its processes and products, the company is committed to always acting ethically and transparently, with safety in its operations and respect for people and the environment, delivering sustainable results for a society in transition.

* Our ambition refers to emissions in Brazilian territory, where more than 97% of our operational emissions occur. For the other emissions, we also aim for neutrality within a period compatible with the Paris Agreement, in line with local commitments and international organizations.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer